SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934


                         Jefferson Smurfit Corporation
                               (Name of Issuer)

                         Common Stock, par value $.01
                        (Title of Class of Securities)

                                   475086104
                                (CUSIP Number)


         Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         (*)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




______________________________             ________________________________
|                            |             |                              |
|CUSIP No.  475086104        |    13G      | Page   2    of   __   Pages  |
|____________________________|             |______________________________|
___________________________________________________________________________
|  1 | NAME OF REPORTING PERSONS                                          |
|    | S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS                |
|    |                                                                    |
|    |      SIBV/MS Equity Investors, L.P.                                |
|    |      13-3580135                                                    |
|____|____________________________________________________________________|
|  2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  |
|    |                                                                 _  |
|    |                                                            (a) |_| |
|    |                                                                 _  |
|    |                                                            (b) |X| |
|    |                                                                    |
|____|____________________________________________________________________|
|  3 | SEC USE ONLY                                                       |
|    |                                                                    |
|____|____________________________________________________________________|
|  4 |  CITIZENSHIP OR PLACE OF ORGANIZATION                              |
|    |       Delaware                                                     |
|____|____________________________________ _______________________________|
|                    |  5 | SOLE VOTING POWER                             |
|                    |    |       -0-                                     |
|   NUMBER OF        |____|_______________________________________________|
|    SHARES          |  6 | SHARED VOTING POWER                           |
|  BENEFICIALLY      |    |       225,460                                 |
|   OWNED BY         |____|_______________________________________________|
|     EACH           |  7 | SOLE DISPOSITIVE POWER                        |
|   REPORTING        |    |       -0-                                     |
|    PERSON          |____|_______________________________________________|
|     WITH           |  8 | SHARED DISPOSITIVE POWER                      |
|                    |    |       225,460                                 |
|____________________|____|_______________________________________________|
|  9 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       |
|    |        225,460                                                     |
|____|____________________________________________________________________|
| 10 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES           _  |
|    | CERTAIN SHARES*                                                |_| |
|____|____________________________________________________________________|
| 11 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                  |
|    |        1                                                           |
|____|____________________________________________________________________|
| 12 | TYPE OF REPORTING PERSON*                                          |
|    |        PN                                                          |
|____|____________________________________________________________________|
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!





______________________________             ________________________________
|                            |             |                              |
|CUSIP No.  475086104        |    13G      | Page   3    of  __    Pages  |
|____________________________|             |______________________________|
___________________________________________________________________________
|  1 | NAME OF REPORTING PERSONS                                          |
|    | S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS                |
|    |                                                                    |
|    |      Morgan Stanley Equity Investors Inc.                          |
|    |      13-3504812                                                    |
|____|____________________________________________________________________|
|  2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  |
|    |                                                                 _  |
|    |                                                            (a) |_| |
|    |                                                                 _  |
|    |                                                            (b) |_| |
|    |                                                                    |
|____|____________________________________________________________________|
|  3 | SEC USE ONLY                                                       |
|    |                                                                    |
|____|____________________________________________________________________|
|  4 |  CITIZENSHIP OR PLACE OF ORGANIZATION                              |
|    |       Delaware                                                     |
|____|____________________________________________________________________|
|                    |  5 | SOLE VOTING POWER                             |
|                    |    |       -0-                                     |
|   NUMBER OF        |____|_______________________________________________|
|    SHARES          |  6 | SHARED VOTING POWER                           |
|  BENEFICIALLY      |    |        225,460                                |
|   OWNED BY         |____|_______________________________________________|
|     EACH           |  7 | SOLE DISPOSITIVE POWER                        |
|   REPORTING        |    |       -0-                                     |
|    PERSON          |____|_______________________________________________|
|     WITH           |  8 | SHARED DISPOSITIVE POWER                      |
|                    |    |        225,460                                |
|____________________|____|_______________________________________________|
|  9 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       |
|    |        225,460                                                     |
|____|____________________________________________________________________|
| 10 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES           _  |
|    | CERTAIN SHARES*                                                |_| |
|____|____________________________________________________________________|
| 11 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                  |
|    |        1                                                           |
|____|____________________________________________________________________|
| 12 | TYPE OF REPORTING PERSON*                                          |
|    |      C0                                                            |
|____|____________________________________________________________________|
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


______________________________             ________________________________
|                            |             |                              |
|CUSIP No.  475086104        |    13G      | Page   4    of   __   Pages  |
|____________________________|             |______________________________|
___________________________________________________________________________
|  1 | NAME OF REPORTING PERSONS                                          |
|    | S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS                |
|    |                                                                    |
|    |      The Morgan Stanley Leveraged Equity Fund II, L.P.             |
|    |      06-6312775                                                    |
|____|____________________________________________________________________|
|  2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  |
|    |                                                                 _  |
|    |                                                            (a) |_| |
|    |                                                                 _  |
|    |                                                            (b) |X| |
|    |                                                                    |
|____|____________________________________________________________________|
|  3 | SEC USE ONLY                                                       |
|    |                                                                    |
|____|____________________________________________________________________|
|  4 |  CITIZENSHIP OR PLACE OF ORGANIZATION                              |
|    |       Delaware                                                     |
|____|____________________________________________________________________|
|                    |  5 | SOLE VOTING POWER                             |
|                    |    |       -0-                                     |
|   NUMBER OF        |____|_______________________________________________|
|    SHARES          |  6 | SHARED VOTING POWER                           |
|  BENEFICIALLY      |    |       30,527,880                              |
|   OWNED BY         |____|_______________________________________________|
|     EACH           |  7 | SOLE DISPOSITIVE POWER                        |
|   REPORTING        |    |       -0-                                     |
|    PERSON          |____|_______________________________________________|
|     WITH           |  8 | SHARED DISPOSITIVE POWER                      |
|                    |    |       30,527,880                              |
|____________________|____|_______________________________________________|
|  9 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       |
|    |       30,527,880                                                   |
|____|____________________________________________________________________|
| 10 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES           _  |
|    | CERTAIN SHARES*                                                |_| |
|____|____________________________________________________________________|
| 11 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                  |
|    |       27.5                                                         |
|____|____________________________________________________________________|
| 12 | TYPE OF REPORTING PERSON*                                          |
|    |       PN                                                           |
|____|____________________________________________________________________|
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


______________________________             ________________________________
|                            |             |                              |
|CUSIP No.  475086104        |    13G      | Page   5    of   __   Pages  |
|____________________________|             |______________________________|
___________________________________________________________________________
|  1 | NAME OF REPORTING PERSONS                                          |
|    | S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS                |
|    |                                                                    |
|    |      Morgan Stanley Leveraged Equity Fund II, Inc.                 |
|    |      06-1214256                                                    |
|____|____________________________________________________________________|
|  2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  |
|    |                                                                 _  |
|    |                                                            (a) |_| |
|    |                                                                 _  |
|    |                                                            (b) |X| |
|    |                                                                    |
|____|____________________________________________________________________|
|  3 | SEC USE ONLY                                                       |
|    |                                                                    |
|____|____________________________________________________________________|
|  4 |  CITIZENSHIP OR PLACE OF ORGANIZATION                              |
|    |       Delaware                                                     |
|____|____________________________________________________________________|
|                    |  5 | SOLE VOTING POWER                             |
|                    |    |       -0-                                     |
|   NUMBER OF        |____|_______________________________________________|
|    SHARES          |  6 | SHARED VOTING POWER                           |
|  BENEFICIALLY      |    |       31,574,540                              |
|   OWNED BY         |____|_______________________________________________|
|     EACH           |  7 | SOLE DISPOSITIVE POWER                        |
|   REPORTING        |    |       -0-                                     |
|    PERSON          |____|_______________________________________________|
|     WITH           |  8 | SHARED DISPOSITIVE POWER                      |
|                    |    |       31,574,540                              |
|____________________|____|_______________________________________________|
|  9 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       |
|    |       31,574,540                                                   |
|____|____________________________________________________________________|
| 10 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES           _  |
|    | CERTAIN SHARES*                                                |_| |
|____|____________________________________________________________________|
| 11 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                  |
|    |       28.5                                                         |
|____|____________________________________________________________________|
| 12 | TYPE OF REPORTING PERSON*                                          |
|    |       CO                                                           |
|____|____________________________________________________________________|
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


______________________________             ________________________________
|                            |             |                              |
|CUSIP No.  475086104        |    13G      | Page   6    of    __  Pages  |
|____________________________|             |______________________________|
___________________________________________________________________________
|  1 | NAME OF REPORTING PERSONS                                          |
|    | S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS                |
|    |                                                                    |
|    |      Morgan Stanley Group Inc.                                     |
|    |      13-2838811                                                    |
|____|____________________________________________________________________|
|  2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  |
|    |                                                                 _  |
|    |                                                            (a) |_| |
|    |                                                                 _  |
|    |                                                            (b) |X| |
|    |                                                                    |
|____|____________________________________________________________________|
|  3 | SEC USE ONLY                                                       |
|    |                                                                    |
|____|____________________________________________________________________|
|  4 |  CITIZENSHIP OR PLACE OF ORGANIZATION                              |
|    |       Delaware                                                     |
|____|____________________________________________________________________|
|                    |  5 | SOLE VOTING POWER                             |
|                    |    |        -0-                                    |
|   NUMBER OF        |____|_______________________________________________|
|    SHARES          |  6 | SHARED VOTING POWER                           |
|  BENEFICIALLY      |    |       31,800,000                              |
|   OWNED BY         |____|_______________________________________________|
|     EACH           |  7 | SOLE DISPOSITIVE POWER                        |
|   REPORTING        |    |        -0-                                    |
|    PERSON          |____|_______________________________________________|
|     WITH           |  8 | SHARED DISPOSITIVE POWER                      |
|                    |    |       31,800,000                              |
|____________________|____|_______________________________________________|
|  9 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       |
|    |       31,800,000                                                   |
|____|____________________________________________________________________|
| 10 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES           _  |
|    | CERTAIN SHARES*                                                |_| |
|____|____________________________________________________________________|
| 11 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                  |
|    |       28.7                                                         |
|____|____________________________________________________________________|
| 12 | TYPE OF REPORTING PERSON*                                          |
|    |       CO                                                           |
|____|____________________________________________________________________|
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


______________________________             ________________________________
|                            |             |                              |
|CUSIP No. 475086104         |    13G      | Page   7    of   __   Pages  |
|____________________________|             |______________________________|
___________________________________________________________________________
|  1 | NAME OF REPORTING PERSONS                                          |
|    | S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS                |
|    |                                                                    |
|    |      First Plaza Group Trust                                       |
|    |                                                                    |
|____|____________________________________________________________________|
|  2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  |
|    |                                                                 _  |
|    |                                                            (a) |_| |
|    |                                                                 _  |
|    |                                                            (b) |X| |
|    |                                                                    |
|____|____________________________________________________________________|
|  3 | SEC USE ONLY                                                       |
|    |                                                                    |
|____|____________________________________________________________________|
|  4 |  CITIZENSHIP OR PLACE OF ORGANIZATION                              |
|    |      New York                                                      |
|____|____________________________________________________________________|
|                    |  5 | SOLE VOTING POWER                             |
|                    |    |       -0-                                     |
|   NUMBER OF        |____|_______________________________________________|
|    SHARES          |  6 | SHARED VOTING POWER                           |
|  BENEFICIALLY      |    |      5,000,000                                |
|   OWNED BY         |____|_______________________________________________|
|     EACH           |  7 | SOLE DISPOSITIVE POWER                        |
|   REPORTING        |    |       -0-                                     |
|    PERSON          |____|_______________________________________________|
|     WITH           |  8 | SHARED DISPOSITIVE POWER                      |
|                    |    |      5,000,000                                |
|____________________|____|_______________________________________________|
|  9 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       |
|    |       5,000,000                                                    |
|____|____________________________________________________________________|
| 10 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES           _  |
|    | CERTAIN SHARES*                                                |_| |
|____|____________________________________________________________________|
| 11 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                  |
|    |       4.5                                                          |
|____|____________________________________________________________________|
| 12 | TYPE OF REPORTING PERSON*                                          |
|    |       EP                                                           |
|____|____________________________________________________________________|
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


______________________________             ________________________________
|                            |             |                              |
|CUSIP No. 475086104         |    13G      | Page   8    of   __   Pages  |
|____________________________|             |______________________________|
___________________________________________________________________________
|  1 | NAME OF REPORTING PERSONS                                          |
|    | S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS                |
|    |                                                                    |
|    |      General Motors Investment Management Corporation              |
|    |                                                                    |
|____|____________________________________________________________________|
|  2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  |
|    |                                                                 _  |
|    |                                                            (a) |_| |
|    |                                                                 _  |
|    |                                                            (b) |_| |
|    |                                                                    |
|____|____________________________________________________________________|
|  3 | SEC USE ONLY                                                       |
|    |                                                                    |
|____|____________________________________________________________________|
|  4 |  CITIZENSHIP OR PLACE OF ORGANIZATION                              |
|    |      Delaware                                                      |
|____|____________________________________________________________________|
|                    |  5 | SOLE VOTING POWER                             |
|                    |    |       -0-                                     |
|   NUMBER OF        |____|_______________________________________________|
|    SHARES          |  6 | SHARED VOTING POWER                           |
|  BENEFICIALLY      |    |      5,000,000                                |
|   OWNED BY         |____|_______________________________________________|
|     EACH           |  7 | SOLE DISPOSITIVE POWER                        |
|   REPORTING        |    |       -0-                                     |
|    PERSON          |____|_______________________________________________|
|     WITH           |  8 | SHARED DISPOSITIVE POWER                      |
|                    |    |      5,000,000                                |
|____________________|____|_______________________________________________|
|  9 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       |
|    |       5,000,000                                                    |
|____|____________________________________________________________________|
| 10 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES           _  |
|    | CERTAIN SHARES*                                                |_| |
|____|____________________________________________________________________|
| 11 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                  |
|    |       4.5                                                          |
|____|____________________________________________________________________|
| 12 | TYPE OF REPORTING PERSON*                                          |
|    |       IA, CO                                                       |
|____|____________________________________________________________________|
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


______________________________             ________________________________
|                            |             |                              |
|CUSIP No. 475086104         |    13G      | Page   9    of   __   Pages  |
|____________________________|             |______________________________|
___________________________________________________________________________
|  1 | NAME OF REPORTING PERSONS                                          |
|    | S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS                |
|    |                                                                    |
|    |      AT&T Master Pension Trust                                     |
|    |      13-3187026                                                    |
|____|____________________________________________________________________|
|  2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  |
|    |                                                                 _  |
|    |                                                            (a) |_| |
|    |                                                                 _  |
|    |                                                            (b) |X| |
|    |                                                                    |
|____|____________________________________________________________________|
|  3 | SEC USE ONLY                                                       |
|    |                                                                    |
|____|____________________________________________________________________|
|  4 |  CITIZENSHIP OR PLACE OF ORGANIZATION                              |
|    |       Governed under the laws of New York                          |
|____|____________________________________________________________________|
|                    |  5 | SOLE VOTING POWER                             |
|                    |    |      3,055,680                                |
|   NUMBER OF        |____|_______________________________________________|
|    SHARES          |  6 | SHARED VOTING POWER                           |
|  BENEFICIALLY      |    |         -0-                                   |
|   OWNED BY         |____|_______________________________________________|
|     EACH           |  7 | SOLE DISPOSITIVE POWER                        |
|   REPORTING        |    |      3,055,680                                |
|    PERSON          |____|_______________________________________________|
|     WITH           |  8 | SHARED DISPOSITIVE POWER                      |
|                    |    |         -0-                                   |
|____________________|____|_______________________________________________|
|  9 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       |
|    |       3,055,680                                                    |
|____|____________________________________________________________________|
| 10 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES           _  |
|    | CERTAIN SHARES*                                                |_| |
|____|____________________________________________________________________|
| 11 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                  |
|    |       2.8                                                          |
|____|____________________________________________________________________|
| 12 | TYPE OF REPORTING PERSON*                                          |
|    |       EP                                                           |
|____|____________________________________________________________________|
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
|


Item 1(a).  Name of Issuer.
              Jefferson Smurfit Corporation

Item 1(b).  Address of Issuer's Principal Executive Offices.
              8182 Maryland Avenue
              St. Louis, Missouri 63105

Item 2(a).  Name of Person Filing.

               This statement is filed on behalf of the persons identified in
Item 4 below. In accordance with Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), each person filing this statement acknowledges that it is responsible for the completeness and accuracy of the information concerning that person but is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Item 2(b).  Address of Principal Business Office or, if
              None, Residence.

               The business address of each of SIBV/MS Equity Investors, L.P. ("SIBV/MS"), Morgan Stanley Equity Investors Inc., The Morgan Stanley Leveraged Equity Fund II, L.P. ("MSLEF II"), Morgan Stanley Leveraged Equity Fund II, Inc. and Morgan Stanley Group Inc. is 1251 Avenue of the Americas, New York, New York 10020.

               The business address of First Plaza Group Trust is c/o Mellon Bank, N.A., One Mellon Bank Center, Pittsburgh, Pennsylvania 15258.

               The business address of General Motors Investment Management Corporation is 767 Fifth Avenue, New York, New York 10153.

               The business address of AT&T Master Pension Trust is c/o State Street Bank & Trust Company, Master Trust Division - W6, One Enterprise Drive, North Quincy, Massachusetts 02171.

Item 2(c).  Citizenship.

               Each of the persons filing this statement is a United States citizen, a corporation or limited partnership organized under the laws of a state of the United States or a trust created or governed under the laws of a state of the United States.

Item 2(d).  Title of Class of Securities.

               This statement relates to the Company's Common Stock, $.01 par value per share.

Item 2(e).  CUSIP Number.

               475086104


Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:
                _
         (a)   |_|   Broker or dealer registered under Section 15
                     of the Act,
                _
         (b)   |_|   Bank as defined in Section 3(a)(6) of the
                     Act,
                _
         (c)   |_|   Insurance Company as defined in Section
                     3(a)(19) of the Act,
                _
         (d)   |_|   Investment Company registered under Section
                     8 of the Investment Company Act,
                _
         (e)   |_|   Investment Adviser registered under Section
                     203 of the Investment Advisers Act of 1940,
                _
         (f)   |_|   Employee Benefit Plan, Pension Fund which is
                     subject to the provisions of the Employee
                     Retirement Income Security Act of 1974 or
                     Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F),
                _
         (g)   |_|   Parent Holding Company, in accordance with
                     Section 240.13d-1(b)(1)(ii)(G) (Note: See Item 7),
                _
         (h)   |_|   Group, in accordance with Section 240.13d-
                     1(b)(1)(ii)(H).
               Not applicable.

Item 4.        Ownership.
                (a), (b) and (c)

               Certain shareholders have entered into a certain stockholders agreement dated as of May 3, 1994 (the "Stockholders Agreement"). Except as otherwise noted below, all of the shares of the Company's Common Stock covered by this statement are subject to the Stockholders Agreement, which contains provisions regarding, among other things, restrictions on transferability and voting of the Company's Common Stock and certain agreements as to sales or other disposition of the Common Stock. Certain of the parties to the Stockholders Agreement and certain of their affiliates are filing this
Schedule 13G jointly.

               The filing of this statement should not be construed as an admission by any person that such person is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this statement, other than the securities set forth opposite such person's name in the table below. The table below indicates the beneficial ownership of Common Stock as of December 31, 1994 of the persons filing this statement:



                                Beneficial
                               Ownership at            % at
                                12/31/94 (1)         12/31/94 (2)
                               -------------         ------------
SIBV/MS Equity                     225,460                 .2
 Investors,
 L.P. (3)
Morgan Stanley                                             .2
 Equity                            225,460
 Investors
 Inc. (3)
The Morgan
 Stanley                        30,527,680               27.5
 Leveraged
 Equity Fund II,
 L.P. (4)
Morgan Stanley
 Leveraged                      31,574,540               28.5
 Equity Fund II,
 Inc. (4)(5)
Morgan Stanley                  31,800,000               28.7
 Group Inc. (6)
First Plaza Group                5,000,000                4.5
 Trust (7)
AT&T Master                      3,055,680                2.8
 Pension
 Trust (8)
- ---------------
         (1) Each person has sole voting and dispositive power with respect to the shares shown as beneficially owned, except as indicated below.

         (2) Based on the 110,988,462 shares of Common Stock reported to be outstanding in the Company's report on Form 10-Q filed for the quarter ended September 30, 1994.

         (3) The sole general partner of SIBV/MS is Morgan Stanley Equity Investors, Inc., a wholly-owned subsidiary of Morgan Stanley Group Inc.
Morgan Stanley Equity Investors, Inc. may be deemed to have voting and dispositive power with respect to shares distributed to it by SIBV/MS pursuant to the SIBV/MS Distribution.

         (4) The sole general partner of MSLEF II is Morgan Stanley Leveraged Equity Fund II, Inc., a wholly-owned subsidiary of Morgan Stanley Group Inc. Morgan Stanley Leveraged Equity Fund II, Inc. may be deemed to have shared voting and dispositive power with respect to shares distributed to it by MSLEF II pursuant to the MSLEF II Distribution.

         (5) Morgan Stanley Leveraged Equity Fund II, Inc. owns directly 1,046,660 shares or approximately .9%.

         (6) Morgan Stanley Group Inc. may be deemed to have shared voting and dispositive power with respect to any shares held by SIBV/MS and MSLEF II. See footnotes 3 and 4 above.

         (7) Mellon Bank, N.A., acts as the trustee (the "Trustee") for First Plaza Group Trust, a trust under and for the benefit of certain employee benefit plans of General Motors Corporation and its subsidiaries. The 5,000,000 shares of Common Stock held by the Trustee may be deemed to be beneficially owned by General Motors Investment Management Corporation ("GMIMCo"), a wholly-owned subsidiary of General Motors Corporation. GMIMCo is serving as First Plaza Group Trust's investment manager with respect to the 5,000,000 shares of Common Stock held by the Trustee and in that capacity has sole power to direct the Trustee as to voting and disposition of such shares. Because of the Trustee's limited role, beneficial ownership by the Trustee is disclaimed.

         (8) Leeway & Co. is the party to the Stockholders Agreement as nominee for AT&T Master Pension Trust. The 3,055,680 shares includes 55,680 shares not subject to the Stockholders Agreement.



Item 5.        Ownership of Five Percent or Less of a Class.

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ( )

Item 6.        Ownership of More than Five Percent on Behalf of
               Another Person.

               Not applicable.

Item 7.        Identification and Classification of the
               Subsidiary Which Acquired the Security Being
               Reported on by the Parent Holding Company.

               See Item 4, above.

Item 8. Identification and Classification of Members of the Group.

               See Exhibit 1.

Item 9.        Notice of Dissolution of Group.

               Not applicable.

Item 10.       Certification.

               Not applicable.


                                 SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 1995

                                       THE MORGAN STANLEY LEVERAGED
                                         EQUITY FUND II, L.P.

                                       By:  Morgan Stanley Leveraged
                                              Equity Fund II, Inc.,
                                              its general partner

                                       By:  /s/  Peter R. Vogelsang
                                          ---------------------------
                                          Name:  Peter R. Vogelsang
                                          Title: Secretary


                                       MORGAN STANLEY LEVERAGED
                                         EQUITY FUND II, INC.

                                       By:  /s/  Peter R. Vogelsang
                                          ---------------------------
                                          Name:  Peter R. Vogelsang
                                          Title: Secretary


                                       FIRST PLAZA GROUP TRUST

                                       By:  Mellon Bank, N.A., its
                                              trustee (as directed
                                              by General Motors
                                              Investment Management
                                              Corporation)

                                       By:  /s/  Allan M. Seaman
                                          ---------------------------
                                          Name:  Allan M. Seaman
                                          Title: Associate Counsel


                                       GENERAL MOTORS INVESTMENT
                                         MANAGEMENT CORPORATION

                                       By:  /s/  WALTER T. DEC
                                          ---------------------------
                                          Name:  Walter T. Dec
                                          Title: Vice-President


                                       AT&T MASTER PENSION TRUST

                                       By: State Street Bank & Trust
                                            Company, not individually
                                            but as trustee of the
                                            AT&T Master Pension Trust


                                       By:  /s/  STEPHEN F. NAZZARO
                                          ---------------------------
                                          Name:  Stephen F. Nazzaro
                                          Title: Vice-President


                                       MORGAN STANLEY GROUP INC.

                                       By:  /s/  PETER R. VOGELSANG
                                          ---------------------------
                                          Name:  Peter R. Vogelsang
                                          Title: Authorized Signatory


                                       SIBV/MS EQUITY INVESTORS, L.P.

                                       By:  Morgan Stanley Equity
                                              Investors Inc., its
                                              general partner

                                       By:  /s/  PETER R. VOGELSANG
                                          ---------------------------
                                          Name:  Peter R. Vogelsang
                                          Title: Secretary


                                       MORGAN STANLEY EQUITY
                                         INVESTORS INC.

                                       By:  /s/  PETER R. VOGELSANG
                                          ---------------------------
                                          Name:  Peter R. Vogelsang
                                          Title: Secretary


         Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).



                         Exhibit Index
                         -------------

                                                                  Page
                                                                  ----
Exhibit 1 - Group Members
Exhibit 2 - Secretary's Certificate
            Authorizing Peter R. Vogelsang
            to sign on behalf of
            Morgan Stanley Group Inc.